Exhibit 99.1

2021 - 2025 FIVE - YEAR OUTLOOK CONFERENCE CALL SEPTEMBER 23, 2020

FORWARD LOOKING INFORMATION 2 Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast rate base for 2020 and 2021 - 2025 ; targeted average annual dividend growth through 2025 ; forecast capital expenditures and expected funding sources for 2020 and 2021 - 2025 ; TEP's carbon emissions reduction target, 2035 generation mix and coal - fired generation retirements ; the Corporation's 2035 carbon emissions reduction target and projected asset mix ; the expectation that execution of the carbon emissions target as well as key industry trends will drive incremental investments beyond the five - year capital plan ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Vail to Tortolita Transmission Project and Oso Grande Wind Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1 B, Tilbury Resiliency Tank and Advanced Metering Infrastructure Project ; additional opportunities beyond the capital plan ; FortisBC's 2030 GHG emissions goal and renewable gas target ; CUC's renewable energy goal ; forecast debt maturities for 2021 - 2025 ; and the expected timing, outcome and impacts of regulatory decisions . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such assumptions include, but are not limited to : no material impact from the COVID - 19 pandemic ; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability ; the successful execution of the five - year capital plan ; no material capital project or financing cost overruns ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base .

OPERATIONAL UPDATE & BUSINESS OUTLOOK BARRY PERRY PRESIDENT & CEO

WELCOME & BUSINESS UPDATE 4 2021 - 2025 FIVE - YEAR OUTLOOK 2020 CAPITAL PLAN ON TRACK SAFE & RELIABLE SERVICE DURING COVID - 19 CORPORATE - WIDE CARBON REDUCTION TARGET ANNOUNCED

A PREMIUM ENERGY DELIVERY BUSINESS 5 5 93% TRANSMISSION & DISTRIBUTION ASSETS HIGH - QUALITY PORTFOLIO: » 10 Utility Businesses » 3.3M Electric & Gas Customers » 9,000 Employees » 99% Regulated Utility Assets » $24B Market Capitalization (1) » ~14% Average Annual 20 - Year Total Shareholder Return (1) » ~$30B 2020F Rate Base (1) As of August 31, 2020

» Safe and reliable service » Capital investment plan » Strong customer and regulatory relationships » Sustainability and delivery of cleaner energy » System resiliency, innovation & cybersecurity » Energy infrastructure, LNG expansion & storage » Investment - grade credit ratings Leveraging our operating model, geographic and regulatory diversity, operating expertise, reputation and financial strength to execute on growth opportunities LONG - TERM STRATEGY 6 Q4 2020 Dividend Increases 5.8% 6% Average Annual Dividend Growth Guidance through 2025 Strengthening our Low - Carbon Footprint DIVERSE BUSINESS MODEL SUPPORTING GROWTH STRATEGY PROVEN DIVIDEND TRACK RECORD & OUTLOOK AREAS OF FOCUS STRONG ESG PROFILE

FIVE - YEAR OUTLOOK HIGHLIGHTS Rate base grows ~ $10B to $40.3B over five - year plan 47 consecutive years of dividend increases 7 ~6% Average Annual Dividend Growth Guidance to 2025 ~$19.6B 2021 - 2025 Capital Plan ~6% Rate Base Growth $800M increase over prior year plan of $18.8B

DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 8 6 % AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE TO 2025 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20F $0.5 $1.0 $1.5 $2.0 47 YEARS OF CONSECUTIVE DIVIDEND INCREASES

- 10,000 20,000 30,000 40,000 50,000 60,000 1 2 3 4 5 6 7 8 9 10 11 12 Fortis 13 14 15 16 17 18 19 20 21 22 23 24 25 » Excluding TEP emissions, Fortis would be one of the lowest ranked in its peer group. Fortis is targeting to significantly reduce emissions. COMMITTED TO IMPROVING OUR LOW - CARBON EMISSIONS PROFILE 9 9 » TEP has an ambitious plan to cut emissions: » Exit coal - fired generation by 2032 » Install ~2,400 MW of new wind and solar and 1,400 MW of battery storage by 2035 Ktonnes CO 2 equivalent ~90% OF SCOPE 1 EMISSIONS ARE CONCENTRATED IN ARIZONA AT TEP 2019 Scope 1 Emissions Ranking Relative to Peers TEP Scope 1 emissions Scope 1 emissions from remaining utilities

CORPORATE - WIDE CARBON EMISSIONS REDUCTION TARGET OF 75% BY 2035 COMPARED TO 2019 LEVELS - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2019 2021 2023 2025 2027 2029 2031 2033 2035 Ktonnes CO 2 equivalent Carbon Reduction Emissions Projection » Industry leader in sustainability with shorter timeframe for reduction and using current base year of 2019 » Focused on reducing Scope 1 emissions » Target to be largely achieved through TEP’s carbon emissions reduction plan » Sustainability focus and clean energy initiatives throughout company support target PROVIDES CUSTOMERS WITH CLEANER ENERGY 10 Reduction in Scope 1 Emissions by 2035 Using a 2019 Base Year 2019 Emissions Load Growth 2035 Projected Emissions Without Reductions TEP GHG Reductions Other Utilities' GHG Reductions Exiting All Coal - Fired Generation by 2032

Renewable Generation 7% Other Generation 1% Energy Delivery 92% Focused on initiatives beyond target to reduce Scopes 2 & 3 and global emissions as well: FOCUSED ON ENERGY DELIVERY ASSETS & RENEWABLE, CARBON - FREE GENERATION BY 2035, 99% OF FORTIS ASSETS WILL BE ENERGY DELIVERY OR RENEWABLE GENERATION Renewable Generation 2% Fossil - Fuel Generation 5% Energy Delivery 93% 2019 TOTAL ASSETS PROJECTED 2035 TOTAL ASSETS 75% BY 2035 TARGET WILL BUILD ON EXISTING LOW - EMISSIONS PROFILE » FortisBC 30BY30: reduce customer emissions & expand LNG bunkering » ITC interconnecting renewables » Wataynikaneyap Transmission Power Project » Electric vehicle adoption » Energy efficiency 11 (1) (1) Predominantly natural gas generation

More than $12 million in 2019 community investment SUSTAINABILITY LEADER Carbon emissions reduction target of 75% by 2035 using a 2019 base year Industry recognition (1) for Strong Governance grounded in local leadership & independence Continued Focus on Energy Industry leader in Safety and Reliability (1) The Globe and Mail ranks over 200 Canadian corporate boards based on the quality of their governance practices. Fortis h as been ranked Top 20 in Globe & Mail Board Games for the past five years. 40% of Fortis Inc. Directors elected in 2020 are women and in 2019 we finalized our inclusion and diversity framework 12 Delivery

FIVE - YEAR CAPITAL DAVID HUTCHENS COO

APPENDICES (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Includes Fortis’ 39% share of the Wataynikaneyap Transmission Power Project. 2021F 2022F 2023F 2024F 2025F Regulated - Independent Electric Transmission (ITC) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas Non-Regulated - Energy Infrastructure $4.0 $3.8 $3.9 $3.9 $4.0 (2) $19.6B FIVE - YEAR CAPITAL PLAN $800M INCREASE OVER PRIOR PLAN (Billions) 14 80% Electric 20% Gas $3.9B ANNUAL AVERAGE BALANCED CAPITAL OVER THE FIVE - YEAR PERIOD (1) 5 - Year Capital by Location: 55% U.S. 41% Canada 4% Caribbean

Regulated 99% Non - Regulated 1% CAPITAL PLAN IS FOCUSED ON DELIVERING SAFE, RELIABLE AND COST - EFFECTIVE SERVICE TO OUR CUSTOMERS LOW RISK, HIGHLY EXECUTABLE CAPITAL PLAN 15 Sustaining 58% Growth 26% Other 16% Smaller Projects 85% Major Capital Projects 15%

CAPITAL PLAN CONCENTRATED AT THREE LARGEST UTILITIES 16 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. Capital Plan by Segment (1) (billions) ITC $5.1 FortisBC 4.4 UNS Energy 3.8 Other Utilities 2.3 FortisAlberta 2.0 Central Hudson 1.8 Non - Regulated 0.2 Total 2021 - 2025 Capital Plan $19.6

17 Note: US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. » Infrastructure investments including reliability and resiliency upgrades, increased capacity, etc. » Physical and cyber investments to enhance grid security » Interconnections to support 2,800 MW of cleaner energy $5.1B FIVE - YEAR CAPITAL PLAN AT ITC

18 $4.4B FIVE - YEAR CAPITAL PLAN AT FORTISBC » Major integrity projects including Inland Gas Upgrades Project and Transmission Integrity Management Capabilities Project » Natural gas infrastructure including a new LNG storage tank » Automated Gas Metering Infrastructure

APPENDICES TWO NEW MAJOR CAPITAL PROJECTS AT FORTISBC 19 » Increase LNG storage at the Tilbury site and increase available regasification capacity to provide short - term backup gas supply » Project will enhance resiliency in face of system or supply disruptions » Initial project scope filed with regulators in early 2020 to begin federal impact assessment and provincial environmental assessment required to further expand the Tilbury site » Replacement or retrofitting of residential, commercial and industrial gas meters and installation of ~ 700 , 000 by - pass valves » Project will assist in load management by allowing for remote meter reading on a near real - time basis and remote shutoff of gas flow TILBURY RESILIENCY TANK - ~$200M ADVANCED METERING INFRASTRUCTURE (AMI) - ~$250M

» Distribution investments including customer meter infrastructure and grid resiliency and modernization » Vail to Tortolita Transmission Project » Transition to cleaner energy 20 Note: US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. $3.8B FIVE - YEAR CAPITAL PLAN AT UNS ENERGY

OPPORTUNITIES TO EXPAND & EXTEND CAPITAL PLAN • Generation shift to renewables: ▪ Significant renewable capacity and battery storage in MISO and SPP queues (1) ▪ Need for additional regional projects (MISO multi - value projects at capacity upon completion) • Resiliency: ▪ Hardening of physical assets and IT/fibre networks 21 » Further develop Tilbury to position BC as a marine bunkering hub » Long - term contracted LNG export opportunities » Southern Crossing Gas Transmission Expansion for market expansion and resiliency » Target of 30% reduction in customer GHG emissions by 2030 » Renewable gas target of 15% by 2030 UNS ITC FortisBC CUC » Significant renewable capacity and battery storage in MISO and SPP queues (1) » Need for additional regional transmission projects to facilitate renewables in queue (MISO multi - value projects at capacity) » Hardening of physical assets and fibre networks » Lake Erie Connector Project (~$1B+) » 2020 Integrated Resource Plan (IRP) filed in June outlined TEP’s ambitious and realistic sustainability objectives including coal - free generation mix by 2032 • Total opportunity of ~$4 - 6B » Achieve local government goal of 70% renewable energy by 2037 through IRP (1) 101 GW and 92 GW of additional renewable capacity in MISO and SPP queues; 4 GW and 9 GW of battery storage in MISO and SPP qu eue s as at August 31, 2020.

FINANCIAL OUTLOOK JOCELYN PERRY EVP & CFO

2020F 2021F 2022F 2023F 2024F 2025F Regulated - Independent Electric Transmission (ITC) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas $40.3 APPENDICES (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Includes Fortis’ share of the rate base of the Wataynikaneyap Transmission Power Project. $30.2 $32.2 $34.3 $36.4 $38.3 CONSOLIDATED RATE BASE $40.3B IN RATE BASE BY 2025 (1) » Rate base grows by ~$10B over the five - year period » Growth driven by asset resiliency, modernization and cleaner energy initiatives (Billions) (2) 23

STRONG RATE BASE GROWTH ACROSS PORTFOLIO OF UTILITIES 24 4.8% 5.7% 6.0% 6.2% 9.3% 5 - YEAR RATE BASE CAGR OF ~6% Central Hudson ITC FortisBC (1) UNS Energy Other Regulated Utilities (2) RATE BASE (3) $30.2 B $40.3 B 2020F 2025F (1) Includes energy efficiency programs that are included in rate base but are not include d in capital forecast. (2) Comp rises FortisAlberta and Other Electric segment. (3) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32.

Cash From Operation s (1) 61% Debt (3) 33% DRIP (2) 6% APPENDICES 2021 - 2025 FUNDING PLAN » Acceleration of equity funding in late 2019 » Debt primarily at operating utilities » Subsidiary balance sheets reflect approved capital structures by regulators » 2% DRIP discount reinstated (4) » Ample liquidity 25 5 - YEAR CAPITAL PLAN $19.6B MAINTAINING INVESTMENT - GRADE CREDIT RATINGS (1) Cash from operations after dividends and including customer contributions. This is a non - US GAAP measure. (2) Includes funds from the Corporation’s dividend reinvestment and employee stock purchase and options plans. (3) Regulated and corporate debt issuances, net of repayments. (4) Funding plan assumes DRIP participation of ~20% upon 2% discount being reinstated compared to current participation levels of ~5%.

A - (1) Baa3 BBB (High) (2) (1) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. In March 2020 S&P maintained the negativ e o utlook due to COVID - 19. (2) In May 2020 DBRS Morningstar changed the trend to positive from stable. INVESTMENT - GRADE CREDIT RATINGS 26 CREDIT RATINGS “The ratings affirmation on Fortis and subsidiaries reflect the parent’s execution of its deleveraging plan over the past year and improved financial measures... Our view of Fortis’ business risk profile as excellent has not changed.” - S&P Global Credit Opinion (March 27, 2020) “Fortis has a very strong business risk profile, which is a key credit strength. About 99% of its cash flow comes from a diverse portfolio of low risk investment grade regulated utilities … Fortis has a highly diversified portfolio of utilities operating in what are largely credit supportive environments, a key credit strength… Financial or regulatory issues at any one utility in isolation would be unlikely to severely affect Fortis Inc.” - Moody’s Credit Opinion (August 27, 2020) _ _ _ _ _ _ _ _ _ _ _ _ _

APPENDICES (1) Debt as at June 30, 2020 and excludes any new debt issuances during the forecast period. Excludes repayments of finance leases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. (2) Net of cash on hand. 27 CONSOLIDATED FIXED - TERM DEBT MATURITIES (1) ($B) LIQUIDITY ($B) $0.0 $0.5 $1.0 $1.5 $2.0 2021F 2022F 2023F 2024F 2025F Thousands Fortis Fortis Subsidiaries MANAGEABLE DEBT MATURITIES & STRONG LIQUIDITY 5 - Year Average ~$1.0B 0.7 0.9 5.2 4.7 $0 $2 $4 $6 Utilized Remaining Capacity June 30, 2020 Dec. 31, 2019 (2) ~$3B IN LONG - TERM DEBT ISSUED YEAR - TO - DATE 2020 » Strong access to debt markets » Highlighted by inaugural green bonds at FortisBC and TEP • FortisBC - $200M 30 - year 2.54% • TEP – US$300M 10 - year 1.50%

UPDATE ON REGULATORY PROCEEDINGS 28 • Notice of Proposed Rulemaking (NOPR) on Incentives – Transmission Incentive NOPR issued in March 2020; comments filed July 1, 2020 and awaiting next steps • TEP General Rate Application – Hearings concluded in June 2020; decision expected in late 2020 • 2020 Rate Increase Delayed – July 1, 2020 rate increase postponed until October 1, 2020 due to COVID - 19; revenues to be deferred and collected over remaining nine months of rate year • General Rate Application – Rate case filed on August 27, 2020 with NYPSC requesting an electric rate increase of US$33 million and gas delivery rate increase of US$14 million; decision expected in mid - 2021 • Generic Cost of Capital Proceeding – Currently approved ROE and equity thickness parameters will be extended quarterly, and on a final basis, until the AUC renders a decision in the ongoing proceeding • AESO Tariff Application – Additional procedural steps to be completed by September 2020; decision expected in late 2020

WHY INVEST IN FORTIS? 29 Strong Growth Profile Well - Run Businesses Virtually All Regulated Focused on Energy Delivery ESG Leader 6% Dividend Guidance Highly Diversified Innovative

2021 - 2025 FIVE - YEAR OUTLOOK CONFERENCE CALL SEPTEMBER 23, 2020

TABLE OF CONTENTS 1. ITC Holding Corp. 32 - 35 2. UNS Energy 36 - 39 3. Central Hudson 40 - 41 4. FortisBC 42 - 46 5. FortisAlberta 47 - 48 6. Other Electric 49 - 52 7. 2021 - 2025 Rate Base by Segment 53 8. 2021 - 2025 Capital by Segment 54 9. Major Capital Projects 55 10. Investment - Grade Credit Ratings 56 11. Our Leadership Team 57 31

ITC HOLDINGS CORP. Type of Utility Transmission Regulator FERC Regulatory Model Cost of Service with FERC Formula Rates Current Regulatory Construct 10.77 - 11.41% ROE on 60% equity Significant Regulatory Features Cost - based, forward - looking formula rates with annual true - up 2020F Rate Base (1) $9.4B 5 - Year Rate Base CAGR 6.0% 2019 Assets % of Total Consolidated Regulated Assets (2) 38% Development Opportunities (3) Lake Erie Connector, Connecting Renewables & Grid Modernization Regulatory Proceeding Notice of Proposed Rulemaking on Incentive Policy (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Includes goodwill (3) Development opportunities are not included in the base capital forecast and represent incremental capital spending. 32

ITC CAPITAL INVESTMENT OVERVIEW

2021-2025 CAPITAL[1]



$5.1B
Infrastructure Investments
New Interconnections
Grid Security
Major Capital Projects

$3.6B Infrastructure Investments
Rebuild, reliability, resiliency, system efficiencies, increased capacity, circuit overloads, pocket load growth

$700M New Interconnections
Supports economic development, load interconnection requests and changes in generation sources

$400M Grid Security
Physical and cyber hardening along with technology upgrades

$400M Major Capital Projects
Multi-Value Regional Transmission Projects & 34.5 to 69kV Transmission Conversion Project

(1) US dollar-denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32.

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ITC MAJOR CAPITAL PROJECTS

Major Capital Projects ($M)	Expected to be incurred to the end of 2020[1]	Total 2021-2025 Forecast	Expected Year of Completion
Multi-Value Regional Transmission Projects	637	261	2023
• MVP 5 Hickory Creek Line comprised of ~100-mile 345kV transmission line from Iowa to Wisconsin • ITC has ~45% ownership in joint venture with ATC and Dairyland Power Cooperative • The project is expected to improve reliability locally and regionally, deliver economic benefits for consumers and utilities, all while helping to further the use of renewables			
34.5 kV to 69 kV Transmission Conversion Project	451	148	Post-2025
• 22-year investment program required to rebuild and convert 34.5 kV lines to 69 kV standards • Aged system past its useful life and radial versus networked • ~640 miles included in rebuild • 149 circuits to be converted or retired as part of the conversion plan			

(1) Reflects capital expenditures since date of acquisition of October 14, 2016.



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~16,000 Miles of Transmission 565 Substations ~6,800 MW Wind Energy Connected US $9.1B Invested Since Inception (2) ITC BUILDING THE GRID OF THE FUTURE OPPORTUNITIES BEYOND THE PLAN New Technologies 4 GW and 9 GW of battery storage in MISO and SPP queues (1) Access to Regional Markets Regional transmission necessary to facilitate increased demand for renewables Generation Shifts 101 GW and 92 GW additional renewable capacity in MISO & SPP queues (1) Grid Security Hardening of telecommunications networks, physical and cybersecurity assets 35 (1) Information as at August 31, 2020. (2) Total invested up to June 30, 2020.

Tucson Electric UNS Electric UNS Gas Type of Utility Electricity Gas Distribution Regulator Arizona Corporation Commission & FERC Regulatory Model Cost of service/historical test year & FERC formula transmission rates Current Regulatory Compact 9.75% ROE on 50% equity 9.5% ROE on 52.8% equity 9.75% ROE on 50.8% equity 2020F Rate Base (1) $5.6B 5 - Year Rate Base CAGR 6.2% 2019 Assets % of Total Consolidated Regulated Assets (2) 20% Development Opportunities (3) Renewables, Storage & Electric Transmission Regulatory Proceedings TEP General Rate Application & Hearing and Settlement Procedures for FERC Formula Rate Application UNS ENERGY (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Includes goodwill (3) Development opportunities are not included in the base capital forecast and represent incremental capital spending. 36

Generation Diversification Distribution Infrastructure $3.8B $600M IT, General and Other Supports technology, efficiency and sustainment $1.3B Distribution Infrastructure Customer meter infrastructure, grid resiliency, modernization $1.1B Transmission Infrastructure Vail to Tortolita, new substations $800M Generation Diversification Battery storage, solar Transmission Infrastructure IT, General and Other UNS CAPITAL INVESTMENT OVERVIEW 2021 - 2025 CAPITAL (1) 37 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32.

UNS MAJOR CAPITAL PROJECTS 38 Major Capital Projects ($M) Expected to be incurred to the end of 2020 Total 2021 - 2025 Forecast Expected Year of Completion Vail to Tortolita Transmission Project (1) - 244 2023 • Includes the construction of an upgraded 230kV transmission line within TEP’s service territory • Improves reliability and facilitates the connection of renewable energy resources to the grid • Construction expected to begin in early 2022 with an in - service date of 2023 Oso Grande Wind Project 579 - 2021 • TEP owns 250 MW under a build - transfer agreement that will be interconnected to existing transmission for delivery of the wind power to TEP customers • Oso Grande Wind Project complements TEP’s existing renewable solar generation portfolio • Construction began in 2019 and is expected to be commissioned in 2021 (1) The Vail to Tortolita transmission project was previously disclosed as a phase of the Southline transmission project.

~460 MW of New Wind, Solar and Storage 39 ARIZONA FOCUSED ON RENEWABLES 3,400 MW Planned Additions of Wind, Solar and Storage 1,073 MW Planned Coal Retirements Complete Exit from Coal by 2032 2020 - 2021 2022 - 2035 - 170 MW 2022 - 387 MW 2027 - 110 MW 2031 - 406 MW 2032 » TEP expects to have coal - free generation mix by 2032 » TEP’s power will be more than 70% renewable by 2035 TEP INTEGRATED RESOURCE PLAN FILED IN JUNE 2020

Type of Utility Gas and Electricity Regulator New York State Public Service Commission Regulatory Model Cost of service on future test year Current Regulatory Compact 8.8% ROE on 50% equity Significant Regulatory Features Revenue decoupling 2020F Rate Base (1) $2.1B 5 - Year Rate Base CAGR 9.3% 2019 Assets % of Total Consolidated Regulated Assets (2) 7% Development Opportunities (3) Grid Modernization Regulatory Proceeding General Rate Application COVID - 19 Generic Proceeding CENTRAL HUDSON (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Includes goodwill (3) Development opportunities are not included in the base capital forecast and represent incremental capital spending. 40

Distribution Infrastructure $1.8B IT, General and Other Transmission Infrastructure $1.0B Distribution Infrastructure Distribution automation and modernization $240M Transmission Infrastructure Replacement of aging infrastructure CENTRAL HUDSON CAPITAL INVESTMENT OVERVIEW 2021 - 2025 CAPITAL (1) 41 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. $550M IT, General and Other Modernization Building the Workforce of the Future

FortisBC Gas FortisBC Electric Type of Utility Gas distribution Electricity Regulator British Columbia Utilities Commission Regulatory Model Cost of service with incentive mechanisms Current Regulatory Compact 8.75% ROE on 38.5% equity 9.15% ROE on 40.0% equity Significant Regulatory Features Multi - year rates with revenue deferrals – changes in consumption and commodity costs do not impact earnings 2020F Rate Base $5.0B $1.4B 5 - Year Rate Base CAGR 6.2% 3.8% 2019 Assets % of Total Consolidated Regulated Assets (1) 14% 4% Development Opportunities (2) LNG for Marine Bunkering, LNG Bulk Export & Gas Infrastructure N/A (1) Includes goodwill (2) Development opportunities are not included in the base capital forecast and represent incremental capital spending. FORTISBC 42

FORTISBC CAPITAL INVESTMENT OVERVIEW

2021-2025 CAPITAL


Sustainment
& Customer Growth
$4.4B
Sustainability
Major Integrity
Projects
LNG Projects

$2.1B Sustainment & Customer Growth
Ongoing maintenance requires significant capital investment
Includes customer growth and general plant investment

$1.2B Major Integrity Projects
Inland Gas Upgrades Project
Transmission Integrity Management Capabilities Project
Advanced Metering Infrastructure

$1.0B LNG Projects
Eagle Mountain Woodfibre Gas Line Project
Tilbury 1B
Tilbury Resiliency Tank

$100M Sustainability
Renewable Gas Projects
Natural gas for transportation

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FORTISBC MAJOR CAPITAL PROJECTS

Major Capital Projects ($M)	Expected to be incurred to the end of 2020	Total 2021-2025 Forecast	Expected Year of Completion
Eagle Mountain Woodfibre Gas Project	-	350	2025
• 47-km gas line will service a small-scale, third-party owned facility for export to Asian market • Woodfibre facility will export up to 2.1 MTPA of LNG for 40 years • Contingent on Woodfibre LNG making a final investment decision			
Transmission Integrity Management Capabilities Project	19	441	Post-2025
• Improves gas line safety and integrity; includes gas line modification and looping • Certificate of Public Convenience and Necessity ("CPCN") application expected to be filed by early 2021 • Construction expected to commence in late 2021			
Inland Gas Upgrades Project	55	230	2025
• Key tool to confirm integrity of transmission gas lines • Multi-year risk mitigation project for 29 transmission pressure lateral gas lines (400 kms) • CPCN application approval received in Q1 2020 • Construction expected to start in late 2020			



44

FORTISBC MAJOR CAPITAL PROJECTS (CONTINUED) 45 Major Capital Projects ($M) Expected to be incurred to the end of 2020 Total 2021 - 2025 Forecast Expected Year of Completion Tilbury 1B 9 376 2025 • Construction of additional liquefaction and dispensing in support of optimizing the existing investment in Tilbury Phase 1A Expansion Project • Order - in - Council received from BC government allowing for $400 million of regulated investment Tilbury Resiliency Tank 9 209 Post - 2025 • Increase LNG storage at the Tilbury site and increase available regasification capacity to provide short - term backup gas supply • Project will enhance resiliency in face of system or supply disruptions • Initial project scope filed with regulators in early 2020 to begin federal impact assessment and provincial environmental assessment required to further expand the Tilbury site • CPCN application expected to be filed by early 2021 Advanced Metering Infrastructure - 247 Post - 2025 • Replacement or retrofitting of residential, commercial and industrial gas meters and installation of ~700,000 by - pass valves • Project will assist in load management by allowing for remote meter reading on a near real - time basis and remote shutoff of gas flow • CPCN application expected to be filed by early 2021

FORTISBC'S CLEAN GROWTH PATHWAY
30% GHG REDUCTION BY 2030



Energy Efficiency

Conservation & Efficiency Programs Increased to ~$370M for 2019-2022



Renewable Natural Gas

Currently Utilizing Renewable Natural Gas(1)

Regulatory Approval Received at FortisBC's largest RNG project to date(2)



LNG

Positioning BC as a Domestic & International Bunkering Hub

Exploring bulk export opportunities for Tilbury



Zero & Low-Carbon Transportation

FortisBC Owns and Operates 25 EV Charging Stations(3)

Owns and Operates 15 Compressed Natural Gas Stations

(1) Locations include Sea Breeze Dairy Farm, Surrey Biofuel Facility, Fraser Valley Biogas, Salmon Arm Landfill (owned and operated by FortisBC) & Glenmore Landfill (owned and operated by FortisBC).

(2) Renewable Natural Gas production at Vancouver Landfill

(3) Includes 23 fast-charging stations and 2 level-two chargers.

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Type of Utility Electricity distribution Regulator Alberta Utilities Commission Regulatory Model PBR Current Regulatory Compact 8.5% ROE on 37% equity Significant Regulatory Features ~85% of revenue derived from fixed - billing determinants 2020F Rate Base $3.7B 5 - Year Rate Base CAGR 3.0% 2019 Assets % of Total Consolidated Regulated Assets (1) 9% Regulatory Proceedings AESO Customer Contribution Policy Decision Review and Variance Application & 2021 Generic Cost of Capital (1) Includes goodwill FORTISALBERTA 47

Distribution Infrastructure $2.0B IT, General and Other $400M IT, General and Other $1.6B Distribution Infrastructure Safety & reliability of distribution assets, meter upgrades, pole management program, modernization FORTISALBERTA CAPITAL INVESTMENT OVERVIEW 2021 - 2025 CAPITAL 48

OTHER ELECTRIC UTILITIES

	NEWFOUNDLAND POWER	MARITIME ELECTRIC	FORTIS ONTARIO [1]
Type of Utility		Electricity	
Regulator	Newfoundland and Labrador Board of Commissioners of Public Utilities	Island Regulatory and Appeals Commission	Ontario Energy Board
Regulatory Model	Cost of service on future test year	Cost of service on future test year	Cost of service with incentives
Current Regulatory Compact	8.50% ROE on 45% equity	9.35% ROE on 40% equity	8.52% - 9.30% ROE on 40% equity[2]
2020F Rate Base	$1.2B	$0.4B	$0.3B
5-Year Rate Base CAGR	3.4%	4.7%	20.5%[3]
2019 Assets % of Total Consolidated Regulated Assets[4]	3%	1%	1%
Development Opportunities[5]	Grid Modernization	Grid Modernization	Municipal Utility Consolidation

(1) Includes Canadian Niagara Power, Cornwall Electric, Algoma Power and Fortis' 39% ownership of the Wataynikaneyap Transmission Power Project.
(2) Allowed ROE is 8.52% for Algoma Power, 8.78% for Canadian Niagara Power distribution and 9.30% for Canadian Niagara Power transmission. Cornwall Electric operates under a franchise agreement with a price-cap and commodity cost flow through and, therefore, is not regulated with reference to an allowed ROE.
(3) Reflects Fortis' 39% ownership of the Wataynikaneyap Transmission Power Project
(4) Includes goodwill
(5) Development opportunities are not included in the base capital forecast and represent incremental capital spending.

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Type of Utility Electricity Regulator Utility Regulation and Competition Office Government of the Turks and Caicos Islands Regulatory Model Cost of service Cost of service 2019 Achieved ROE 12.10% 8.00% 2020F Rate Base (2) $0.7B $0.5B 5 - Year Rate Base CAGR 8.8% 1.7% 2019 Assets % of Total Consolidated Regulated Assets (3) 2% 1% Development Opportunities (4) Grid Modernization, Battery Storage & Renewables (1) Fortis has an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. (2) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (3) Includes goodwill (4) Development opportunities are not included in the base capital forecast and represent incremental capital spending. (1) OTHER ELECTRIC UTILITIES (CONTINUED) 50

IT, General and Other Generation Diversification Distribution Infrastructure $2.4B $200M IT, General and Other $900M Distribution Infrastructure Newfoundland Power and Caribbean Utilities $650M Transmission Infrastructure Wataynikaneyap Transmission Power Project Caribbean Utilities shift to cleaner energy $650M Generation Diversification Transmission Infrastructure OTHER ELECTRIC CAPITAL INVESTMENT OVERVIEW 2021 - 2025 CAPITAL (1) 51 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32.

OTHER ELECTRIC MAJOR CAPITAL PROJECTS 52 Major Capital Projects ($M) Expected to be incurred to the end of 2020 Total 2021 - 2025 Forecast Expected Year of Completion Wataynikaneyap Transmission Power Project (1) 252 479 2023 • Partnership with 24 First Nations to connect remote communities in Northern Ontario to the grid via 1,800 km transmission line • Project received financial close in late 2019 and leaved to construct was issued by the Ontario Energy Board in April 2019 • Project targeted to be complete by the end of 2023 (1) Represents Fortis’ 39% share of the estimated capital spending for the project, including deferred development costs.

2020 - 2025 RATE BASE BY SEGMENT (1) US dollar - denominated rate base translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. 53 Rate Base (1) ($billions) 2020F 2021F 2022F 2023F 2024F 2025F 5 - Year CAGR to 2025 Regulated - Independent Electric Transmission ITC (2) 9.4 9.9 10.6 11.3 11.9 12.5 6.0% Regulated - US Electric & Gas UNS Energy 5.6 6.2 6.7 7.0 7.3 7.6 6.2% Central Hudson 2.1 2.3 2.5 2.7 3.0 3.2 9.3% Total Regulated - US Electric & Gas 7.7 8.5 9.2 9.7 10.3 10.8 7.1% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.0 5.2 5.4 5.7 6.2 6.8 6.2% FortisAlberta 3.7 3.8 3.9 4.0 4.1 4.2 3.0% FortisBC Electric 1.4 1.5 1.5 1.6 1.7 1.7 3.8% Other Electric (3) 3.0 3.3 3.7 4.1 4.1 4.3 6.8% Total Regulated - Canadian & Caribbean Electric & Gas 13.1 13.8 14.5 15.4 16.1 17.0 5.3% Total Rate Base Forecast 30.2 32.2 34.3 36.4 38.3 40.3 6.0%

Capital Forecast (1) ($millions) 2021F 2022F 2023F 2024F 2025F 2021 - 2025 TOTAL Regulated - Independent Electric Transmission ITC 1,000 1,007 993 1,107 993 5,100 Regulated - US Electric & Gas UNS Energy 749 781 840 853 547 3,770 Central Hudson 306 416 409 346 310 1,787 Total Regulated - US Electric & Gas 1,055 1,197 1,249 1,199 857 5,557 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 467 569 671 788 1,238 3,733 FortisAlberta 346 367 413 438 468 2,032 FortisBC Electric 153 130 112 111 132 638 Other Electric (2) 721 560 453 368 307 2,409 Total Regulated - Canadian & Caribbean Electric & Gas 1,687 1,626 1,649 1,705 2,145 8,812 Non - Regulated 71 13 17 21 46 168 Total Capital Forecast 3,813 3,843 3,908 4,032 4,041 19,637 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2021 - 2025 CAPITAL PLAN BY SEGMENT 54

MAJOR CAPITAL PROJECTS

	($ Millions)	2020 Forecast[1]	2021-2025 Plan[1]	Expected Year of Completion
	ITC Multi-Value Regional Transmission Projects	12	261	2023
	ITC 34.5 kV to 69 kV Transmission Conversion Project	99	148	Post-2025
	UNS Vail to Tortolita [2]	-	244	2023
	UNS Oso Grande[3]	514	-	2021
	FortisBC Eagle Mountain Woodfibre Gas line Project [4]	-	350	2025
	FortisBC Transmission Integrity Management Capabilities Project	6	441	Post-2025
	FortisBC Inland Gas Upgrades Project	46	230	2025
	FortisBC Tilbury 1B	1	376	2025
NEW	FortisBC Tilbury Resiliency Tank	9	209	Post-2025
NEW	FortisBC Advanced Metering Infrastructure	-	247	Post-2025
	Wataynikaneyap Transmission Power Project[5]	212	479	2023


Major Capital Projects 15%
Smaller Projects 85%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.36 for 2020 and 1.32 for 2021 through 2025.
(2) The Vail to Tortolita transmission project was previously disclosed as a phase of the Southline transmission project.
(3) Construction began in 2019 and is expected to be commissioned in 2021.
(4) Capital plan is net of customer contributions.
(5) Represents Fortis' 39% share of the estimated capital spending for the project, including deferred development costs.

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INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MOODY'S	DBRS
Fortis Inc.	A-(1)	Baa3	BBB (High)
ITC Holdings Corp.	A-(1)	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



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OUR LEADERSHIP TEAM



Barry Perry
President & CEO

Fortis Inc. Executives



Nora Duke
EVP, Sustainability & CHRO



David Hutchens
COO,
CEO UNS Energy



James Laurito
EVP, Business Development & CTO



Jocelyn Perry
EVP, CFO



Jim Reid
EVP, CLO & Corporate Secretary



Gary Smith
EVP, Eastern Canadian & Caribbean Operations

Utility Presidents



Linda Apsey
President & CEO
ITC



Roger Dall'Antonia
President & CEO
FortisBC



Ruth Forbes
President & CEO
FortisTCI



Charles Freni
President & CEO
Central Hudson



Susan Gray
President & COO
UNS Energy



Scott Hawkes
President & CEO
FortisOntario



Richard Hew
President & CEO
Caribbean Utilities



Gary Murray
President & CEO
Newfoundland Power



Michael Mosher
President & CEO
FortisAlberta



Jason Roberts
President & CEO
Maritime Electric



Lynn Young
President & CEO
BECOL

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